Exhibit 99.2

ADDENDUM No.1

To

MV Navios Uranus

Bareboat Charter Party dated 15th January, 2018

This Addendum, is made and entered into this 15th day of June, 2023 by and between Cloud Atlas Marine S.A. of the Republic of the Marshall Islands (hereinafter called the “Charterers”) and Abo Shoten, Ltd. (70%) of Japan and ASL Ocean Inc. (30%) of the Republic of Marshall Islands (hereinafter collectively called the “Owners”),

WITNESSETH;

WHEREAS, the Charterers and the Owners have entered into a certain bareboat charter party and rider clause dated 15th January, 2018 as amended and/or supplemented or novated from time to time (hereinafter called the “BBCP”) for the bareboat charter of one (1) 81,600 DWT BULK CARRIER named as MV Navios Uranus, and

WHEREAS, the Financial Conduct Authority (FCA) responsible for supervising LIBOR has announced on 5th March, 2021 that the publication of USD LIBOR will cease, and 1 month ICE LIBOR will cease to be published on 30th June 2023, and

WHEREAS, due to the upcoming cessation of USD LIBOR publication, the Charterers and the Owners desire to agree to change interest rate of the BBCP from “1 month ICE LIBOR” to “1 month CME TERM SOFR + 0.11448%” plus applicable spread, if any.

NOW THEREFORE, notwithstanding anything contained in the BBCP, it is mutually agreed and confirmed by the parties hereto that:

1.	Box 24. shall be amended as per following.

24. Rate of interest payable acc. To Cl.11 (f) and, if applicable, acc. to PART IV

1M CME TERM SOFR plus 2.11448%

2.	Clause 36(1) II. shall be amended as per following.

36. HIRES AND EXTRA PAYMENTS

(1) Monthly Hire

II. Monthly Variable hire is calculated from the number of the days in any relevant month and daily variable hire in accordance with the following formula:

Monthly Variable Hire = Daily Variable Hire x the number of the days in the relevant month.

Daily Variable Hire = Charter Principal Balance x (2.51448% + one (1) month CME TERM SOFR as applicable for the month in respect of which such Daily Variable Hire is to be calculated) / 360 An applicable one (1) month CME TERM SOFR shall be one month TERM SOFR published by Chicago Mercantile Exchange (CME) on five (5) Banking Days prior to the first day of the relevant month.

The Owners shall notify the Charterers in writing of the Monthly Variable Hire due on any due date for hire by sending to the Charterers a duly issued invoice for that Monthly Variable Hire and Monthly Fixed Hire at least four (4) Banking Days before that due date.

Charter Principal Balance means USD 22,400,000 less the aggregate Monthly Fixed Hire as has at any relevant time been paid to the Owners.

3.	Effective date

This Addendum shall be effective on and from the date of its execution by both parties, and the interest rate shall be changed from the 45th hire with the interest period of 28th July, 2023 through 25th August, 2023.

4.	GOVERNING LAW

This Addendum shall be governed by and construed in accordance with English Law. The arbitration provision of Clause 30 of the BBCP shall apply mutatis mutandis to this Addendum.

5.	All other terms and conditions in the said BBCP shall remain unaltered and in full force.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be duly executed on the day and year first above written.

Signature (Owners)	Signature (Charterers)

Abo Shoten, Ltd.	Cloud Atlas Marine S.A.

/s/ Ren Wada By: Ren Wada Title: Chief Executive Officer	/s/ Georgios Panagakis By: Title:

ASL Ocean Inc.
/s/ Ren Wada By: Ren Wada Title: Director/President